December 23, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Funds Group Trust (the “Trust”) (File Nos. 033-70958 and 811-08104)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 217 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on February 22, 2021. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of creating a new share class of an existing series of the Trust: Class R6 shares for Touchstone Mid Cap Fund.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029 or Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Best regards,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Counsel